Exhibit 21.1

Transmeridian Exploration Incorporated

List of Subsidiaries

As of March 1, 2008

Name	Jurisdiction of Organization/Incorporation
Bramex Management, Inc.	British Virgin Islands

JSC Caspi Neft TME	Republic of Kazakhstan

Transmeridian Caspian Petroleum LLP	Republic of Kazakhstan

Transmeridian (Kazakhstan) Incorporated	British Virgin Islands

Emba-Trans LLP	Republic of Kazakhstan

Transmeridian Exploration Inc.	British Virgin Islands

TMEI Operating, Inc.	Texas

Transmeridian Caspian Ltd.	British Virgin Islands

SMOIC Limted	Cyprus

DNK LLC	Russia